

SEC

17016501

SEC Mail Processing Section

MAR 02 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69472

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sea Otter Securities Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street, 7th floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barnett — (212) 490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerald Richard Tracy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sea Otter Securities Group LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified In New York County
Commission Expires April 14, 2018



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Management's assertion letter regarding 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEA OTTER SECURITIES GROUP, L.L.C.
TABLE OF CONTENTS
December 31, 2016

	Page
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition	3
Notes to Financial Statements	4-10

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Sea Otter Securities Group, LLC

We have audited the accompanying statement of financial condition of Sea Otter Securities Group, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Sea Otter Securities Group, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNERAMPER LLP



New York, New York
March 1, 2017

SEA OTTER SECURITIES GROUP, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
Cash	$	39,228
Due from broker		13,552,842
Securities owned, at fair value		30,589,000
Prepaid expenses and other current assets		54,883
Property, plant, and equipment, net of accumulated depreciation		17,244
Clearing deposit		50,000
Total assets	$	44,303,197

LIABILITIES AND MEMBER'S EQUITY		
Securities sold not yet purchased, at fair value	$	15,058,228
Accounts Payable		165,040
Total liabilities		15,223,268
Member's equity		29,079,929
	$	44,303,197

See Accompanying Notes to Financial Statements

1. Business

Sea Otter Securities Group, L.L.C. ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"). The Company commenced operations on July 27, 2015. The Company is engaged primarily in market making in ETF's on the ARCA exchange. The Company also takes hedge positions in futures. The Company is wholly-owned by Sea Otter Holdings L.L.C. ("Parent").

The Company does not hold funds or securities for customers and does not carry accounts of customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S GAAP").

Cash

The Company maintains its cash balance at a financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Property, Plant and Equipment

Property, Plant and Equipment are carried at cost less accumulated depreciation. The assets are depreciated over the estimated useful lives of 3 years, using the straight-line method.

Computer equipment cost	$ 38,459
Accumulated depreciation	$ 21,215
Net	$ 17,244

Fair Value

The Company measures its securities owned and sold short at fair value in accordance with FASB, ASC 820 *Fair Value Measurement*. U.S GAAP establishes a hierarchy for inputs used in measuring Fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Partnership's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the statement of financial condition, due to their short term nature.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Fair Value Disclosure Table:

Description	Level 1	Level 2	Level 3	Total
Securities owned at fair value - equities	$ 30,589,000	$ 0	$ 0	$ 30,589,000
Derivative contracts - futures	($ 164,820)	$ 0	$ 0	($164,820)
Securities sold not yet purchased - equities	($ 15,058,228)	$ 0	$ 0	($ 15,058,228)
Totals (net)	$ 15,365,952	$ 0	$ 0	$15,365,952

Investments in Securities

The Company values investments in securities that are freely tradeable and are listed on a national securities exchange at their last sales price as of the date of determination.

To the extent securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

All of the Company's investments in securities are categorized as Level 1.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into US dollar amounts at the period end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into US dollars on the transaction date. Adjustments arising from foreign current transactions are reflected in the Statement of Operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in trading revenue in the Statement of Operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure or contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Expense Sharing Agreement

The company has entered into expense sharing agreements with affiliates located in Puerto Rico. That agreement calls for the Company to pay $2,500 per month rent, and defined percentages of internet and utility expense. Substantially all of the $85,226 shown as rent and premises expense included in the Statement of Operations has been paid to affiliates. Included as accounts payable in the Statement of Financial Condition is $9,802 payable to the affiliate pursuant to this arrangement.

4. Commitments

Future minimum lease payments are expected to be:

2017	$ 114,600
2018	114,000
2019	114,000
2020	114,000
2021	114,000
Total	$ 570,600

$84,000 of each years commitment is based on a verbal lease agreement.

Rent and premises expense amounted to $85,226 for year ended December 31, 2016, and is included in the Statement of Operations.

6. Derivative contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: foreign currency exchange rate risk and equity price fluctuation risk.

Futures Contracts

The Company is subject to equity price fluctuation risk and foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the value of equities or other futures contracts A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract, which are recorded as unrealized gains or losses by the Fund. Futures contracts may reduce the Fund's exposure to counterparty risk since futures contracts are exchange traded. The exchange's clearinghouse acts as the counterparty to all exchange traded futures, and guarantees the futures against default.

The following table provides details of derivative contracts outstanding at December 31, 2016

	Long Exposure		Short Exposure	
Primary Underlying Risk	Derivative Asset	Number of contracts	Derivative Liabilities	Number of contracts
Equity price				
Futures contracts	$(91,325)	54	$(46,032)	314
Foreign currency exchange rate				
Futures contracts	24,163	35	(51,626)	100
	$(67,162)	89	$(97,658)	414

Subject to master netting arrangements, the net open equity of ($164,820) is included in due from broker on the Statement of Financial Condition.

The number of contracts is the quantity of open contracts on the last trading day of 2016.

7. Receivable from and Deposit with Clearing Firm

The Company clears all of its proprietary and market making trades through its clearing broker Merrill Lynch Professional Clearing, and certain of its affiliates (collectively "The Clearing Broker"). Receivable from and deposits with the Clearing Broker include net cash of $22,582,565, and net amounts payable for unsettled transactions of $ 8,864,905. Cash and securities are maintained on deposit with the Clearing Broker, which represents the minimum balance required to be maintained in order to utilize its services. These balances are presented net (assets less liabilities) across balances with the Clearing Broker. The minimum deposit balance of $50,000 held at the Clearing Broker is in the form of preferred shares and is subject to withdrawal restrictions.

All of the Company's assets and liabilities held at the Clearing Broker are subject to a master netting arrangement. The master netting arrangement allows the Clearing Broker to transfer amounts between different accounts to satisfy margin requirements.

8. Offsetting Assets and Liabilities

The Company is required to disclose the impact of offsetting assets and liabilities represented in the Statement of Financial Condition to enable user of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of set off criteria: the amounts owed by the Company to another party are determinable, the Company has the right to set off the amounts owed with the amounts owed by the other party, the Company intends to set off, and the Company's right of set off is enforceable at law.

As of December 31, 2016 the Company holds derivative instruments that are eligible for offset in the Statement of Financial Condition and are subject to a master netting arrangement. The master netting arrangement allows the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized assets presented in the Statement of Financial Condition:

Description	Gross Amount of Recognized Assets	Gross Amounts Offset Presented In the Statement of Assets and Liabilities	Net Amounts of Recognized Assets Presented in the Statement of Assets and Liabilities	Gross Amounts not Offset in the Statement of Assets and Liabilities		
				Financial Instruments	Cash Collateral	Net Amount
Derivative Contracts (1)	($ 67,162)	($ 97,658)	($ 164,820)	$ 0	$ 164,820	$ 0

(1) The net amounts of recognized assets presented in the Statement of Financial Condition cash collateral are included in due from broker in the Statement of Financial Condition.

The following table provides disclosure regarding the potential effect of offsetting of recognized liabilities presented in the Statement of Financial Condition:

Description	Gross Amount of Recognized Liabilities	Gross Amounts Offset Presented In the Statement of Assets and Liabilities	Net Amounts of Recognized Liabilities Presented in the Statement of Assets and Liabilities	Gross Amounts not Offset in the Statement of Assets and Liabilities		
				Financial Instruments	Cash Collateral	Net Amount
Derivative Contracts (1)	$ 97,658	($ 97,658)	$ 0	$ 0	$ 0	$ 0

9. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the company maintain minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had regulatory net capital of $28,955,936, which was $28,855,936 in excess of the minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to regulatory net capital of the Company was .0057 to 1.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, the Company's financial statements.